UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2 )*

UPWORK INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

91688F104

(CUSIP Number)

DECEMBER 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Sigma Partners 6, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by Sigma Partners 6, L.P. (“SP 6”), Sigma Associates 6, L.P. (“SA 6”) and Sigma Investors 6, L.P. (“SI 6”), Sigma Management 6, L.L.C. (“SM 6” and, together with SP 6, SA 6 and SI 6, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Sigma Associates 6, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

(1)         This Schedule 13G is filed by the Sigma Entities.

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Sigma Investors 6, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

(1)         This Schedule 13G is filed by the Sigma Entities.

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Sigma Management 6, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

(1)         This Schedule 13G is filed by the Sigma Entities.

Item 1(a)       Name of Issuer

Upwork Inc.

Item 1(b)       Address of Issuer’s Principal Executive Offices

2625 Augustine Dr Suite 601

Santa Clara, CA 95054

Item 2(a)       Name of Person Filing

Sigma Partners 6, L.P. (“SP 6”)

Sigma Associates 6, L.P. (“SA 6”)

Sigma Investors 6, L.P. (“SI 6”)

Sigma Management 6, L.L.C. (“SM 6”)

Item 2(b)       Address of Principal Business Office or, if none, Residence

2105 South Bascom Avenue, Suite 370

Campbell, CA  95008

Item 2(c)       Citizenship

SP 6	-	Delaware
SA 6	-	Delaware
SI 6	-	Delaware
SM 6	-	Delaware

Item 2(d)       Title of Class of Securities

Common Stock

Item 2(e)       CUSIP Number

91688F104

Item 3            Not applicable.

Item 4            Ownership

Sigma Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
SP 6	0	0	0	0	0	0	0%
SA 6	0	0	0	0	0	0	0%
SI 6	0	0	0	0	0	0	0%
SM 6	0	0	0	0	0	0	0%

Item 5    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6    Ownership of More than Five Percent of Another Person

Not applicable.

Item 7            Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8    Identification and Classification of Members of the Group

Not applicable.

Item 9    Notice of Dissolution of Group

Not applicable.

Item 10  Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 10, 2021	SIGMA PARTNERS 6, L.P.

	BY:	SIGMA MANAGEMENT 6, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

SIGMA ASSOCIATES 6, L.P.

	BY:	SIGMA MANAGEMENT 6, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

SIGMA INVESTORS 6, L.P.

	BY:	SIGMA MANAGEMENT 6, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

SIGMA MANAGEMENT 6, L.L.C.

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Sigma Partners 6, L.P., Sigma Associates 6, L.P., Sigma Investors 6, L.P. and Sigma Management 6, L.L.C.

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

February 10, 2021	SIGMA PARTNERS 6, L.P.

	BY:	SIGMA MANAGEMENT 6, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

SIGMA ASSOCIATES 6, L.P.

	BY:	SIGMA MANAGEMENT 6, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

SIGMA INVESTORS 6, L.P.

	BY:	SIGMA MANAGEMENT 6, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

SIGMA MANAGEMENT 6, L.L.C.

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director